NUONCOLOGY LABS, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

March 16, 2022

Gary Guttenberg

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuOncology Labs, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed on March 8, 2022
File No. 000-26113

Dear Mr. Guttenberg,

Set forth below is the response for NuOncology Labs, Inc., a Florida corporation (“NLAB” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated March 14, 2022, with respect to Amendment No. 3 to Registration Statement on Form 10-12G filed on March 8, 2022.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 16

1. We note your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures are "adequate." You must clearly state whether or not the disclosure controls and procedures are "effective." Please refer to Item 307 of Regulation S-K and amend the Form 10-K to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please ensure that your certifications reference the Form 10-K/A and are currently dated.

Response:

The language has been revised to state the following:

Management’s Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management, with the participation of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system was designed to provide reasonable assurance to management regarding the preparation and fair presentation of published financial statements.

Our management, consisting of our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors, and instances of fraud, if any, within our company have been or will be prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks that internal controls may become inadequate as a result of changes in conditions, or through the deterioration of the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2.        Revise to include the disclosures required by the Instructions to Item 308 of Regulation S-K stating that management’s assessment regarding internal control over financial is not required in your first annual report.

Response:

The language has been revised to state the following:

Management's Assessment Regarding Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

If you have any questions or comments concerning this response, please contact Rhonda Keaveney, at rhonda8058@gmail.com.

Sincerely,

Nu Oncology Labs, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer